UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2014

STRATA OIL & GAS INC.

(Registrant’s Name)

10010 - 98 Street
PO Box 7770
Peace River, Alberta T8S 1T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F [X]      Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 8.01 Other Events; Change of Corporate Address

Effective February 13, 2014, Strata Oil & Gas Inc. (the “Company”) has changed the location of its principal executive corporate office.

The new address is:

10010 - 98 Street
PO Box 7770
Peace River, AB
T8S 1T3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date: February 13, 2014